As filed with the Securities and Exchange Commission on October 17, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ATTUNITY LTD
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Attunity Ltd
Kfar Netter Industrial Park, P.O. Box 3787, Kfar Netter 40593, Israel
Tel. (972)(9) 899-3000
(Address and telephone number of Registrant's principal executive offices)

Attunity Inc.
Attn.: Ofer Segev, Chief Financial Officer
70 Blanchard Road
Burlington, Massachusetts 01803
Tel. (781) 213-5200
(Name, address and telephone number of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Ido Zemach, Adv.	Howard Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri & Co.	Z.A.G./S&W LLP
Europe-Israel Tower	One Post Office Square
2 Weizmann Street	Boston, MA 02109
Tel Aviv 64239, Israel	Tel: 617-338-2447
Tel: 972-3-6089853	Fax: 617-338-2880
Fax: 972-3-608-9810

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (4)

Ordinary shares, par value NIS 0.1 per share	4,800,000		$1.32	$6,336,000	$677.95

Ordinary shares, par value NIS 0.1 per share (2)	2,692,000		$1.32	$3,553,440	$380.22

Ordinary shares, par value NIS 0.1 per share (3)	228,571		$1.32	$301,714	$32.28

Total	7,720,571	(5)	$1.32	$10,191,154	$1,091

(1)     Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended or the Securities Act, on the basis of the average of the high and the low prices $1.32 and $1.32, respectively) of the Registrant’s ordinary shares as quoted on the Nasdaq Global Market on October 13, 2006.

(2)     Represents ordinary shares being registered for resale by certain selling shareholders which are issuable upon exercise of warrants pursuant to agreements between the registrant and those selling shareholders.

(3)     Represents ordinary shares being registered for resale by certain selling shareholders which are issuable upon conversion of certain convertible promissory notes issued by us to to these selling shareholders.

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(4)     Calculated using $107.00 per million dollars.

(5)     Pursuant to Rule 416 under the Securities Act, there are also being registered hereby an additional indeterminate number of ordinary shares as may become issuable to the selling shareholders to prevent dilution from stock splits, stock dividends and similar transactions.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2006

ATTUNITY LTD

7,720,571 ORDINARY SHARES

        This prospectus relates to up to 7,720,571 of our ordinary shares that the selling shareholders named in this prospectus or their transferees may offer and sell from time to time. Of the ordinary shares offered hereby, (i) 4,800,000 ordinary shares were issued and 2,400,000 ordinary shares are issuable upon exercise of warrants issued by us pursuant to a Securities Purchase Agreement, dated August 29, 2006; (ii) 100,000 ordinary shares are issuable upon exercise of warrants issued to Danbar Finance Ltd. in consideration of their introducing certain investors to us; (iii) 192,000 ordinary shares are issuable upon exercise of warrants issued to Plenus Technologies Ltd. in connection with a certain loan agreement, dated May 1, 2006; and (iv)  228,571 ordinary shares are issuable upon conversion of $2 million of convertible promissory notes, that were issued to certain of the selling shareholders pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004. We are registering the ordinary shares for disposition by the selling shareholders pursuant to commitments to the selling shareholders. The registration of the ordinary shares does not necessarily mean that the selling shareholders or their transferees will offer or sell their shares.

        We will not receive any additional proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus. However, we may receive up to $3,365,000 upon the exercise of warrants in full at their current exercise prices.

        Our ordinary shares are traded on the Nasdaq Global Market under the symbol “ATTU.” On October 13, 2006, the last reported closing price of an ordinary share on the Nasdaq Global Market was $1.32.

Investing in our ordinary shares involves significant risks. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying the ordinary shares of Attunity Ltd.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated_______________, 2006

ABOUT THIS PROSPECTUS

        This prospectus provides you with a general description of the shares the selling shareholders identified in this prospectus may offer. You should read both this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information in this prospectus is accurate as of any other date.

        We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

        In this prospectus, “we”, “us”, “our”, the “Company” and “Attunity” refer to Attunity Ltd, an Israeli company, and its subsidiaries, unless otherwise indicated.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These statements reflect our views, current as of the time expressed, with respect to future events and are based on assumptions and are subject to risks and uncertainties.

        Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based. To the extent forward-looking statements that we incorporate by reference express views as to particular events, conditions or circumstances that may conflict or be inconsistent with each other, the most recent such statement supersedes earlier views.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the description of the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

ATTUNITY LTD

        We were incorporated under the laws of the State of Israel in 1988. We develop, market and support enterprise-class software for application and data integration, and solutions in the new Workplace Applications market.

        Our principal executive offices are located at Kfar Netter Industrial Park, P.O. Box 3787, Kfar Netter 40593, Israel, and our telephone number at such address is (+972) 9-899-3000. Our address on the Internet is http://www.attunity.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Ordinary shares offered	7,720,571 shares (including 2,692,000 shares issuable upon exercise of warrants and 228,571 shares issuable upon conversion of convertible notes).

NASDAQ Global Market symbol	"ATTU"

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised, which we will use for working capital and general corporate purposes.

Ordinary shares outstanding	23,149,231 shares (excludes the 2,692,000 shares issuable upon exercise of warrants and 228,571 shares issuable upon conversion of convertible notes).

Risk Factors	Prospective investors should carefully consider the "Risk Factors" beginning on page 5 before buying the ordinary shares offered hereby.

RISK FACTORS

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this prospectus. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the market price for our ordinary shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

        We incurred an operating loss of $2,392,000 for the six month period ended June 30, 2006, and of $2,493,000 for the fiscal year ended December 31, 2005. We also incurred operating losses in three of the four preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

One of our OEM partners accounted for more than 10% of our revenues. A loss of this partner or a reduction or delay in orders from such partner could harm our business.

        In 2005, 2004 and 2003, one of our Original Equipment Manufacturer, or OEM, partners accounted for 14.1%, 11.2% and 13.7% of our revenues, respectively. In the six month period ended June 30, 2006 this OEM partner accounted for 30.5% of our revenues.

        There can be no assurance that such partner will continue to use our products and services. A reduction, delay or cancellation in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our future growth will depend upon market acceptance of the Attunity InFocus and the development of a market for such product.

        Our success depends on the acceptance of our new products and technologies and the development of targeted markets. In December 2005, we have launched Attunity InFocus, which we believe to be one of the first Workplace Applications software solutions designed to provide real-time information linked with historical context to help decision makers improve daily business operations. During 2005 and the six month period ended June 30, 2006, we invested, and plan to continue to invest, in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for business intelligence solutions, such as Attunity InFocus, will develop as rapidly as we expect, or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. In particular, we believe that successful positioning of Attunity InFocus is a critical factor in our ability to achieve growth.

We may need to raise additional capital in the near future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least September 2007, we may need to raise additional funds in the future for a number of uses, including:

—	implementing marketing and sales activities for our products and services;

—	expanding research and development programs;

—	expanding investment in fixed assets; and

—	hiring additional qualified personnel.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

Our operating results vary quarterly and seasonally.

        We have often recognized a substantial portion of our revenues in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are substantially based on our expectations for future revenues and are therefore relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

        Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Our operating results fluctuate significantly.

        Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for our products;

—	changes in our pricing policies or those of our competitors;

—	the number, timing and significance of product enhancements;

—	new product announcements by us and our competitors;

—	our ability to successfully market newly acquired products and technologies;

—	our ability to develop, introduce and market new and enhanced products on a timely basis;

—	changes in the level of our operating expenses;

—	budgeting cycles of our customers;

—	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

—	products' life cycles;

—	software bugs and other product quality problems;

—	personnel changes;

—	changes in our strategy;

—	seasonal trends and general domestic and international economic and political conditions, among others;

—	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

—	the inherent uncertainty in marketing new products or technologies.

        Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

        Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance. Although we have experienced revenue growth in the past, we may not be able to sustain this growth rate, and you should not consider such past growth indicative of future revenue growth, or of future operating results.

We are subject to risks associated with international operations.

        We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 46.5%, 53.6%, 47.8% and 42.9% of our total revenues for the years ended December 31, 2005, 2004 and 2003 and the six month period ended June 30, 2006, respectively. Although we continue to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of possible recessionary environments in multiple foreign markets;

—	longer receivables collection periods and greater difficulty in accounts receivable collection;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	reduced protection for intellectual property rights in some countries;

—	potentially adverse tax consequences; and

—	political and economic instability.

        We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Our results of operations may be harmed by currency fluctuations.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in dollars, the Euro and British Pound, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

        We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity®, Attunity B2B® and Attunity Connect® in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

        We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could:

—	result in costly litigation;

—	divert management's attention and resources;

—	cause product shipment delays; or

—	require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

        Approximately 15.0% and 12.7% of our revenues in the year ended December 31, 2005 and the six month period ended June 30, 2006, respectively, were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2005, 2004 and 2003, these revenues on a consolidated basis totaled $2.3 million, $2.7 million and $2.7 million, respectively. In the six month period ended June 30, 2006, these revenues on a consolidated basis totaled $0.9 million. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results.

Our products have a lengthy sales cycle.

        Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.

Technological changes may adversely affect the market acceptance of our products and services.

        We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

—	supporting existing and emerging hardware, software, databases and networking platforms; and

—	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

        Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

The loss of the services of our key personnel would negatively affect our business.

        Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Ratner, our Chief Executive Officer. Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Ratner, particularly to a competitor, would adversely affect our business.

Our results may be adversely affected by competition.

        The market for our software products is fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the information technology, or IT, departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM, may be able to develop software products and services that are as effective as, or more effective or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise and distribution channels. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Risk Factors Relating to Our Ordinary Shares

We may not satisfy the Nasdaq’s requirements for continued listing. If we cannot satisfy these requirements, Nasdaq could delist our ordinary shares.

        Our ordinary shares are listed on the Nasdaq Global Market, or Nasdaq, under the symbol ATTU. To continue to be listed on Nasdaq, we need to satisfy a number of conditions, including minimum shareholders’ equity of at least $10 million. From time to time in the last several years, we fell below the minimum $10 million shareholders’ equity. We received a Nasdaq Staff Determination Letter dated September 11, 2006, indicating that we failed to comply with the minimum $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market as set forth in Marketplace Rule 4450(a)(3) and that as a result our securities will be delisted from the Nasdaq Global Market unless we request a hearing and appeals the determination. We have appealed and requested a hearing before a Nasdaq Listing Qualifications Panel to review the above Nasdaq staff determination. The hearing request will stay the staff’s determination and, as a result, our securities will remain listed on The Nasdaq Global Market until the Panel issues its decision following the hearing which is scheduled for October 19, 2006. On October 9, 2006 we closed a $6 million private placement which means that our stockholders’ equity now exceeds the minimum $10 million stockholders’ equity requirement. However, there can be no assurance that the Nasdaq Listing Qualifications Panel will grant our request for continued listing, which could lead to the delisting of our ordinary shares from Nasdaq.

        Accordingly, we cannot assure you that we will be able to maintain future compliance with all of the continued listing requirements of NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares would be conducted in a market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

A group of investors beneficially owns a substantial amount of our shares and may influence our affairs.

        As of October 17, 2006, a group of investors, which includes our Chairman Mr. Shimon Alon, one of our directors, Mr. Ron Zuckerman, and our Chief Executive Officer, Mr. Itzhak (Aki) Ratner, owns an aggregate of approximately 17.4% of our outstanding voting power (and beneficially owns, including ordinary shares issuable upon the conversion of notes and exercise of warrants, an aggregate of approximately 32.2% of our outstanding ordinary shares) and currently has a contractual right to designate two members for election to our board of directors. As a result, this group of investors has a significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

        As of October 17, 2006, we had approximately 23.1 million ordinary shares issued and outstanding and approximately 11.1 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. Of the 23.1 million ordinary shares issued and outstanding, 4.8 million ordinary shares were issued to investors in a private placement that we completed on October 9, 2006, and that are the subject of the registration statement of which this prospectus is a part. Registration of these shares would generally result in these shares becoming freely tradable without restrictions immediately upon the effectiveness of such registration. Moreover, the issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate.

We do not intend to pay cash dividends.

        Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on the ordinary shares in the foreseeable future.

Risk Factors Relating to Our Operations in Israel

Security, political and economic instability in Israel may harm our business.

        We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel directly affect our business.

        Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In July 2006, an armed conflict has taken place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Our results of operations may be negatively affected by the obligation of personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a significant number of other employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

Our financial results may be adversely affected by inflation.

        A significant portion of our expenses are paid in NIS (primarily salaries) and are influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. We believe that the rate of inflation in Israel has not had a material adverse effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel. Over time, the NIS has been devalued against the dollar, generally reflecting inflation rate differentials.

We cannot guarantee continuation of government programs and tax benefits.

        We have in the past received certain Israeli government grants and may in the future utilize certain tax benefits in Israel by virtue of these programs. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. Any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

        There is also doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10B. “Additional Information –Memorandum and Articles of Association – Provisions Restricting Change in Control of Our Company.”

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the unaudited consolidated debt and capitalization, determined in accordance with U.S. GAAP, as of June 30, 2006 and as adjusted to give effect to the sale of ordinary shares to certain of the selling shareholders on October 9, 2006. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	June 30, 2006	June 30, 2006
	Actual	As Adjusted
	(in thousands)	(in thousands)

Short-term debt	$2,033	$2,033
Long-term debt	911	911
Total shareholders' equity	9,133	14,918

Total Capitalization	$12,077	$17,862

USE OF PROCEEDS

        This prospectus relates to the disposition by the selling shareholders of up to 7,720,571 of our ordinary shares, of which 4,800,000 ordinary shares are outstanding 2,942,000 ordinary shares are issuable upon exercise of warrants and 228,571 ordinary shares are issuable upon conversion of convertible promissory notes. We will not receive any of the proceeds from the sale by the selling shareholders of our ordinary shares. We will, however, receive up to $3,365,000 from the exercise of the warrants if and when they are exercised in full, which we will use for working capital and general corporate purposes.

MARKET PRICE DATA

        Our ordinary shares have traded on the Nasdaq Global Market (formerly known as the Nasdaq National Market) since our initial public offering on December 17, 1992.

Annual Stock Information

        The following table sets forth, for each of the full financial years indicated, the high ask and low bid prices of our ordinary shares, as quoted on the Nasdaq Global Market or Nasdaq National Market, as applicable.

	High	Low

Year
2001	$5.50	$0.75
2002	$2.12	$0.50
2003	$2.22	$0.80
2004	$3.62	$1.96
2005	$3.49	$1.68
2006 (through October 13, 2006)	$2.52	$1.09

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the high ask and low bid prices of our ordinary shares, as quoted on the Nasdaq Global Market, or Nasdaq National Market, as applicable.

	High	Low

2004
First Quarter	$3.62	$2.08
Second Quarter	$3.36	$2.30
Third Quarter	$2.90	$1.96
Fourth Quarter	$2.80	$2.15

2005
First Quarter	$3.49	$2.41
Second Quarter	$3.08	$2.28
Third Quarter	$2.85	$2.05
Fourth Quarter	$2.63	$1.68

2006
First Quarter	$2.52	$1.93
Second Quarter	$2.06	$1.23
Third Quarter	$1.70	$1.09
Fourth Quarter (through October 13, 2006)	$1.34	$1.15

Monthly Stock Information

        The following table sets forth, for each of the most recent six months, the high ask and low bid prices of our ordinary shares, as quoted on the Nasdaq Global Market, or Nasdaq National Market, as applicable.

	High	Low

Month
April 2006	$2.06	$1.89
May 2006	$2.00	$1.44
June 2006	$1.68	$1.23
July 2006	$1.70	$1.26
August 2006	$1.40	$1.09
September 2006	$1.36	$1.24

SELLING SHAREHOLDERS

        The registration statement of which this prospectus forms a part covers up to 7,720,571 ordinary shares. We understand that the selling shareholders named below may sell some or all of the ordinary shares listed below. The shares were issued to the respective selling shareholders as follows:

    (i)        In connection with a private placement closed on October 9, 2006, we issued to certain investors an aggregate of 4,800,000 ordinary shares in consideration for an aggregate of $6 million, or $1.25 per share. In addition, we issued to these investors warrants to purchase an aggregate of additional 2,400,000 ordinary shares. An additional 100,000 ordinary shares are issuable pursuant to warrants issued to Danbar Finance Ltd., or Danbar, in consideration for their introducing some of the foregoing investors to us. The warrants issued to such investors and to Danbar have an exercise price of $1.25 per share, subject to certain adjustments, including a price protection adjustment in the event that we issue securities in a price per share lower than the exercise price, and are exercisable until October 9, 2009. The ordinary shares and warrants were issued to the investors in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act, including the provisions of Regulation D promulgated thereunder. We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issued to the investors and the ordinary shares issuable upon exercise of the warrants and to maintain a registration statement in effect in order to allow the investors to freely sell these shares. On September 28, 2006, this transaction was approved by our shareholders.

    (ii)        228,571 ordinary shares are issuable upon conversion of $2 million of convertible promissory notes, that were issued to certain of the selling shareholders pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, or the Notes. The Notes have an original conversion price of $1.75 per share, subject to certain adjustments, including a price protection adjustment in the event that we issue securities in a price per share lower than the conversion price, and mature on May 4, 2009. As the issuance described in item (i) above was at $1.25 per share which is lower then the previous conversion price, 457,143 additional ordinary shares are now issuable under the outstanding Notes. Of such shares, 228,572 have previously been registered for re-sale under a different prospectus. The ordinary shares and Notes were issued to the investors in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act, including the provisions of Regulation D promulgated thereunder. We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issuable upon conversion of the notes and to maintain a registration statement in effect in order to allow the holder of the notes to freely sell these shares.

    (iii)        192,000 ordinary shares are issuable pursuant to warrants issued to Plenus Technologies Ltd., an Israeli venture capital fund, in connection with a loan agreement, dated May 1, 2006.

        Under the loan agreement, we borrowed $2,000,000 effective as of March 27, 2006 from the lender. The loan amount is due and payable, in one installment, on December 31, 2006. As part of the loan agreement, the lender received a warrant to purchase our ordinary shares in a number that, as a result of the issuance described in item (i) above, equates to 192,000 ordinary shares. The warrants issued to the lender have an exercise price of $1.25 per share, subject to certain adjustments, including a price protection adjustment in the event that we issue securities in a price per share lower than the exercise price, and are exercisable until March 27, 2011. The warrants were issued to the lender in accordance with Rule 903 of Regulation S under the Securities Act in a transaction to which the registration requirements of the Securities Act do not apply. We undertook to file a registration statement with the SEC to register the resale of the ordinary shares issuable upon exercise of the warrants and to maintain a registration statement in effect in order to allow the lender to freely sell these shares.

        We are registering the ordinary shares in order to permit the selling shareholders to dispose of the shares from time to time. Except as indicated below, to our knowledge, none of the selling shareholders is a director, officer or consultant of ours or holder of 10% or more of our shares, or a broker-dealer or an affiliate of a broker-dealer. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder. Because the selling shareholders may sell all, some or no portion of the ordinary shares beneficially owed by them, we cannot estimate either the number or percentage of ordinary shares that will be beneficially owned by the selling shareholders following this prospectus. We believe that the selling shareholders have sole voting and investment powers over their ordinary shares, except as indicated below.

        The following table lists the selling shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the selling shareholders as of October 17, 2006. The second and third columns list the number and percentage of ordinary shares beneficially owned by each selling shareholder, based on each selling shareholder’s ownership of ordinary shares, the promissory notes and warrants, assuming full exercise of the warrants or conversion of promissory notes held by each selling shareholder on that date, without regard to any limitations on exercise or conversion.

        The fourth column lists the number of ordinary shares being offered by this prospectus by each of the selling shareholders.

        The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus. The selling shareholders may sell all, some or none of their ordinary shares in this offering.

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering(1)		Percentage of Ordinary Shares Beneficially Owned Prior to Offering(3)	Maximum Number of Ordinary Shares Offered Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After Offering

Shimon Alon	7,112,268	(2)(4)	26.3%	373,257	6,739,011	25.3%
Ron Zuckerman	7,062,268	(2)(5)	26.2%	373,257	6,689,011	25.1%
Aki Ratner	7,477,568	(2)(6)	27.2%	162,286	7,315,283	26.9%
Genia Kotlicki	387,368	(7)	1.7%	93,314	294,054	1.3%
Avishai Kotlicki	387,368	(8)	1.7%	93,314	294,054	1.3%
Sharon Kotlicki-Pery	774,738	(9)	3.3%	186,629	588,109	2.5%
GF Capital Management & Advisors LLC	929,684	(10)	3.9%	223,954	705,730	3.0%
Peter Luggen	619,792	(11)	2.6%	149,303	470,489	2.0%
Barossa Finance Ltd	1,218,277	(12)	5.1%	42,057	1,176,220	5.0%
Sphera Master Fund LP	960,000	(13)	4.1%	960,000	-	*
Avraham Koren	480,000	(14)	2.1%	480,000	-	*
Shrem, Fudim, Kelner & Co Ltd	360,000	(15)	1.6%	360,000	-	*
Rimon Invstment Master Fund L.P.	1,200,000	(16)	5.1%	1,200,000	-	*
Proceed Venture Capital Fund Ltd.	1,020,000	(17)	4.3%	1,020,000	-	*
Lesser Trust	331,200	(18)	1.4%	331,200	-	*
Menachem Rafael	570,000	(19)	2.5%	240,000	330,000	1.4%
Delta Capital Investments Ltd.	180,000	(20)	*	180,000	-	*
Danbar Finance Ltd.	280,000	(21)	1.2%	280,000	-	*
Jerry Ptashkin	135,000	(22)	*	135,000	-	*
XDL Capital Corp.	120,000	(23)	*	120,000	-	*
Dov Shafir	120,000	(24)	*	120,000	-	*
Oded Levitan	130,002	(25)	*	67,500	62,502	*
Judy Levitan	130,002	(26)	*	67,500	62,502	*
James C. Mendelson	60,000	(27)	*	60,000	-	*
Daniel Nasimi Nechasim Ltd.	60,000	(28)	*	60,000	-	*
Sinergatica Hitum Ltd.	60,000	(29)	*	60,000	-	*
Avnir investment and development LTD.	261,110	(30)	1.1%	60,000	201,110	*
Lene L.P.	50,000	(31)	*	30,000	20,000	*
Plenus	442,909	(32)	1.9%	192,000	250,909	1.1%

* Less than 1%

(1)     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The number of shares owned by any shareholder or group named above includes the shares underlying options and other rights to acquire ordinary shares held by such person(s) that are exercisable within 60 days of October 17, 2006, but such underlying shares are not deemed outstanding for computing the percentage of any other person.

(2)     Under a certain sockholders agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, discretionary authority over the disposition of the Ordinary Shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain purchase agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and (ii) were appointed, in any combination of two signatures of such persons, as the group’s attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the purchase agreement.

(3)     The percentages shown are based on 23,149,231 Ordinary Shares issued and outstanding as of October 17, 2006.

(4)     Mr. Alon is the Chairman of our Board. Includes 222,362 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 135,454 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per share; 150,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 48,179 Ordinary Shares issuable upon exercise of Warrants purchased from funds led by WPG Select Technology, or collectively, WPG, exercisable at an exercise price of $2.75 per share 10,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.42; 252,343 Ordinary Shares issuable upon the conversion of a five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 110,400 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(5)     Mr. Zuckerman is a member of our Board. Includes 222,362 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 135,454 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 100,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 48,179 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 10,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.42; 252,343 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 110,400 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(6)     Mr. Ratner is our Chief Executive Officer and a member of our Board. Includes 96,679 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 58,893 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 190,000 Ordinary Shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.25 per ordinary share; 20,947 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share, 500,000 Ordinary Shares issuable upon exercise of options at an exercise price of $2.30; 109,716 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 48,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(7)     Includes 111,181 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 67,727 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 24,089 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 126,172 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 55,200 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(8)     Includes 55,590 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 33,863 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 12,045 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 63,085 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 27,600 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(9)     Includes 55,590 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 33,863 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 12,045 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 63,085 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 27,600 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(10)     Includes 133,417 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 81,272 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 28,907 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 151,405 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 66,240 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(11)     Includes 88,945 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 54,182 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 19,272 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share; 100,937 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share and 44,160 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(12)     Includes 222,362 Ordinary Shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.25 per ordinary share; 135,454 Ordinary Shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $1.25 per ordinary share; 48,179 Ordinary Shares issuable upon exercise of Warrants purchased from WPG, exercisable at an exercise price of $2.75 per share and 252,343 Ordinary Shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.25 per ordinary share.

(13)     Includes 320,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(14)     Includes 160,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(15)     Includes 120,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(16)     Includes 400,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(17)     Includes 340,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(18)     Includes 110,400 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(19)     Includes 80,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(20)     Includes 60,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(21)     Includes 160,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(22)     Includes 45,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(23)     Includes 40,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(24)     Includes 40,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(25)     Includes 22,500 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(26)     Includes 22,500 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(27)     Includes 20,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(28)     Includes 20,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(29)     Includes 20,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(30)     Includes 20,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(31)     Includes 10,000 Ordinary Shares issuable upon exercise of Warrants related to September 2006 Investment, exercisable at an exercise price of $1.25 per ordinary share.

(32)     Includes 442,909 Ordinary Shares issuable upon exercise of Warrants related to two loan agreements from June 2004 and May 2006, exercisable at an exercise price of $1.25 per ordinary share.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

        We are registering the ordinary shares offered hereby on behalf of the selling shareholders. As used herein, “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling shareholder as a gift, pledge, partnership distribution or other transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by our company, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares offered hereby which will be borne by the selling shareholders. Sales of the shares offered hereby may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq Global Market at prevailing market prices, in the over-the-counter market, in negotiated transactions, through publicly or privately negotiated put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby (including the closing of any open short position), or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares offered hereby by the selling shareholders.

        The selling shareholders may enter into hedging transactions with regard to the shares offered hereby. In connection with such transactions the counterparties to such transactions may engage in short sales of the shares offered hereby or of securities convertible into or exchangeable for such shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into other transactions which require the delivery of the shares offered by this prospectus, which shares such counterparties may resell pursuant to this prospectus (as amended or supplemented, if necessary, to reflect such transaction).

        The selling shareholders may effect these transactions by selling the shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary brokerage commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the disposition of the shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act.

        Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Selling shareholders also may resell all or a portion of the shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144 or another exemption under the Securities Act.

        Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

—	the name of each such selling shareholder and of the participating broker-dealer(s);

—	the number of shares involved;

—	the initial price at which such shares were sold;

—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

—	other facts material to the transaction.

        In addition, upon our being notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

EXPENSES ASSOCIATED WITH THE REGISTRATION

        We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $60,091, which include the following categories of expenses:

SEC registration fee	$1,091
Printing and photocopying fees	2,000
Legal fees and expenses	50,000
Accounting fees and expenses	5,000
Transfer agent and registrar fees and expenses	2,000

Total Expenses	$60,091

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

        Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

EXPERTS

        Our consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the periods ended December 31, 2005, 2004 and 2003, respectively, appearing in our Annual Report on Form 20-F for the year ended December 31, 2005, and incorporated in this prospectus by reference, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon included herein and incorporated in this prospectus by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The law firm of Goldfarb, Levy, Eran, Meiri & Co. of Tel Aviv, Israel, has passed on the validity of the ordinary shares offered hereby.

MATERIAL CHANGES

        Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2005.

WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION OF
CERTAIN INFORMATION BY REFERENCE

        This prospectus is a part of a registration statement on Form F-3 that we filed with the SEC under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statements and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statements and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statements and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statements or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We file annual and special reports and other information with the SEC (Commission File Number 000-20892). These filings contain important information which does not appear in this prospectus.

        For further information about us, you may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

        The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005;

—	Our Reports on Form 6-K submitted to the SEC on January 25, 2006, February 8, 2006, April 24, 2006, May 4, 2006, June 8, 2006, August 10, 2006, August 30, 2006, September 1, 2006; September 14, 2006; September 22, 2006; September 28, 2006; September 29, 2006; and October 10, 2006; and

—	The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 17, 1991 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Attunity Ltd., Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, Attn.: Company Secretary, telephone number (+972) 9-899-3000. You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC’s website at http://www.sec.gov. Information contained in such website is not part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and our directors and officers and the Israeli experts named in this prospectus, many of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since a substantial portion of our assets, almost all of our directors, some of the officers and the Israeli experts are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

        We have irrevocably appointed our subsidiary, Attunity Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate a director in advance from his liability to the company with respect to a breach of his duty of care in the event of distributions. Our articles of association permit us to exculpate an officer to the maximum extent permitted by the Israeli Companies Law.

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

        Our articles of association provide that we may enter into a contract for the insurance of the liability, in whole in part, of any of our office holders, to the maximum extent permitted by the Israeli Companies Law.

        In addition, in accordance with the Israeli Companies Law, our articles of association provide that we may, with respect to an act performed by an office holder in such capacity, (i) undertake in advance to indemnify an office holder, provided that the undertaking shall be limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances; and (ii) indemnify an office holder retroactively; against:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or charged to him or her by a court, in a proceeding we instituted against him or her or instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted or in which he or she was convicted of a criminal offense that does not require proof of intent.

        Our articles of association include the following provisions:

—	we are authorized to grant in advance an undertaking to indemnify our office holders, provided that the undertaking is: limited to specified events which the board of directors determines to be anticipated; and limited to an amount determined by the board of directors to be feasible under the circumstances.

—	we are authorized to indemnify retroactively our office holders.

        These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

        Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

        We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a letter of indemnification to be substantially in the form previously approved by our shareholders. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred in Israel.

Item 9. Exhibits

Exhibit No.	Description of Exhibit

4.1	Memorandum of Association of the Registrant (1)
4.2	Articles of Association of the Registrant, as amended (2)
4.3	Specimen of Ordinary Share Certificate (3)
4.4	Note and Warrant Purchase Agreement dated March 22, 2004, among the Registrant and the purchasers signatory thereto (4)
4.5	Registration Rights Agreement dated May 4, 2004, among the Registrant and the purchasers signatory thereto (5)
4.6	Form of Convertible Promissory Note (6)

4.7	Form of Warrant issued in connection with the Note and Warrant Purchase Agreement dated March 22, 2004 (7)
4.8	Loan Agreement dated June 3, 2004 among the Registrant and Plenus Technologies, Ltd. (8)
4.9	Form of Warrant issued to Plenus Technologies Ltd. (8)
4.10	Securities Purchase Agreement dated August 29, 2006, among the Registrant and certain investors (9)
4.11	Form of Warrant issued to certain investors and Danbar Finance Ltd. in connection with the Securities Purchase Agreement dated August 29, 2006 (10)
4.12	Registration Rights Agreement dated August 29, 2006, among the Registrant and certain investors (11)
5.1	Opinion of Goldfarb, Levy, Eran, Meiri & Co. regarding legality of the securities being registered
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global
23.2	Consent of Goldfarb, Levy, Eran, Meiri & Co. (contained in Exhibit 5.1)
24.1	Power of Attorney (included in the signature page of the Registration Statement)*

(1)	Filed as a Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed on October 30, 1992, and incorporated herein by reference.
(2)	Filed as Exhibit 3.2 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2000, filed on July 13, 2001, and incorporated herein by reference.
(3)	Filed as a Exhibit 4 to the Amendment No. 2 to the Registrant’s Registration Statement on Form F-1, registration number 33-54020, filed on December 9, 1992, and incorporated herein by reference.
(4)	Incorporated by reference to Item 3 of the Registrant’s Report on Form 6-K for the month of March, 2004, filed on March 25, 2004 (SEC File No. 000-20892).
(5)	Incorporated by reference to Item 6 of the Registrant’s Report on Form 6-K for the month of March, 2004, filed on March 25, 2004 (SEC File No. 000-20892).
(6)	Incorporated by reference to Item 5 of the Registrant’s Report on Form 6-K for the month of March, 2004, filed on March 25, 2004 (SEC File No. 000-20892).
(7)	Incorporated by reference to Item 4 of the Registrant’s Report on Form 6-K for the month of March, 2004, filed on March 25, 2004 (SEC File No. 000-20892).
(8)	Filed as Exhibit 4.13 to the Registrant’s annual report on Form 20-F for the year ended December 31, 2003, filed on June 30, 2004, and incorporated herein by reference.
(9)	Furnished as Exhibit 99.2 to the Registrant’s Report on Form 6-K, furnished on August 30, 2006, and incorporated herein by reference.
(10)	Furnished as Exhibit 99.3 to the Registrant’s Report on Form 6-K, furnished on August 30, 2006, and incorporated herein by reference.
(11)	Furnished as Exhibit 99.4 to the Registrant’s Report on Form 6-K, furnished on August 30, 2006, and incorporated herein by reference.

*	Previously filed.

Item 10. Undertakings

        The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)	That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, MA, on October 17, 2006.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ofer Segev his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent registration statements, and any or all amendments (including post-effective amendments) to this Registration Statement or any such subsequent registration statement, and reports on Form 6-K relating thereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file such subsequent registration statements and such amendments, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shimon Alon —————————————— Shimon Alon	Chairman of the Board of Directors	October 17, 2006

/s/ Itzhak Ratner —————————————— Itzhak (Aki) Ratner	Chief Executive Officer and Director	October 17, 2006

/s/ Ofer Segev —————————————— Ofer Segev	Chief Financial Officer (Principal Accounting Officer)	October 17, 2006

/s/ Dov Biran —————————————— Dov Biran	Director	October 17, 2006

/s/ Dan Falk —————————————— Dan Falk	Director	October 17, 2006

/s/ Anat Segal —————————————— Anat Segal	Director	October 17, 2006

/s/ Zamir Bar Zion —————————————— Zamir Bar Zion	Director	October 17, 2006

/s/ Ron Zuckerman —————————————— Ron Zuckerman	Director	October 17, 2006

Attunity Inc. By: /s/ Ofer Segev —————————————— Name: Ofer Segev Title: Chief Financial Officer	Authorized Representative in the United States	October 17, 2006